CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedules
December 31, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm Thereon)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedules
December 31, 2008 and 2007

*	Other schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm
The Plan’s Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008 and supplemental schedule H, line 4j — Schedule of Reportable Transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan Administrator. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York

June 23, 2009

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$13,858,808	20,299,972
Wrapper contracts, at fair value	3,298	802

Total investments, at fair value	13,862,106	20,300,774

Participant loans	1,784,117	2,201,285

Receivables:
Employer contributions	3,743,799	1,088,881

Total receivables	3,743,799	1,088,881

Total assets	19,390,022	23,590,940

Liabilities:
Payable for trustee and administrative fees	56,747	39,000

Total liabilities	56,747	39,000

Net assets reflecting all investments at fair value	19,333,275	23,551,940

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	143,223	(2,480)

Net assets available for benefits	$19,476,498	23,549,460

See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Investment income (loss) :
Dividends	$1,004,749	1,013,828
Interest	275,231	162,075
Net depreciation in fair value of investments	(7,436,727)	(2,909,576)

Net investment loss	(6,156,747)	(1,733,673)

Contributions:
Participants	1,858,845	2,653,454
Employer	3,699,069	1,088,881

Total contributions	5,557,914	3,742,335

Total (deductions) additions	(598,833)	2,008,662

Deductions from net assets attributable to:
Distributions to participants	3,169,515	2,189,653
Trustee and administrative expenses	298,307	364,185
Dividends paid to participants	6,307	7,272

Total deductions	3,474,129	2,561,110

Net decrease	(4,072,962)	(552,448)

Net assets available for benefits at:
Beginning of year	23,549,460	24,101,908

End of year	$19,476,498	23,549,460

See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
(1) Description of Plan
The following brief description of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan commenced on January 1, 2001 as a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc. (the Company), and its affiliates who primarily reside and work in Puerto Rico. Citibank, N.A. is the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Puerto Rico Internal Revenue Code of 1994 (PRIRC).

Banco Popular de Puerto Rico is the Trustee of the Plan. Plan assets are held by State Street Bank and Trust Company (State Street), the Custodian, in a Trust Fund established under the Plan.

The Plan is administered by a third-party administrator. CitiStreet LLC (CitiStreet) managed the administration and recordkeeping prior to July 1, 2008. Effective July 1, 2008, the Company and State Street Corporation completed the sale of CitiStreet to ING Institutional Plan Services LLC (ING). ING assumed recordkeeping responsibilities of the Plan at the time of acquisition.

The Company initiated the Financial Education Program, free of charge, for benefits-eligible employees. Costs are paid by the Plan Sponsor (the Company is the Plan Sponsor, as defined by the Plan). The program features a toll-free telephone number staffed by financial counselors where employees can obtain asset allocation assistance for their 401(k) plan investments based on their individual risk profile, retirement horizon, and other factors. Ernst and Young’s EY Financial Planner Line manages the telephone financial education program.

Effective January 1, 2008, the company matching contribution on a participant’s before tax contribution (excluding catch-up contributions) increased to a two for one matching contribution of up to a maximum of 3% of the participant’s eligible pay for eligible employees at all compensation levels. Company matching contributions will not exceed the lesser of 6% of a participant’s eligible pay or $16,000. The Company contributes a fixed contribution of up to 2% of eligible pay to the plan accounts of certain eligible participants whose total compensation is less than $100,000 and who met certain other criteria designated by the Plan.

Effective January 1, 2008, an annual transition contribution is made to the Plan accounts of certain employees. Eligible participants generally include employees with longer service who were eligible participants in the Citigroup Pension Plan and have been continuously employed by the Company since December 31, 2006. In order to be eligible for this contribution, an employee’s total contribution opportunity from the Company under the programs effective prior to January 1, 2008 (cash balance pension, Plan matching contributions, and Citigroup Ownership Program) must have exceeded the total of the maximum matching contribution and, if eligible, the fixed contribution under the new Plan design.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007

Effective September 4, 2007, the Plan instituted new investment options. As part of the transition to the new funds, some investment options were liquidated and “mapped” to new investment options as indicated below:

If a participant had a balance in one of the	The participant’s balance was mapped to the
following funds:	following funds:
Conservative Focus Fund	Barclays Global Investors Life Path Funds
Moderate Focus Fund	Barclays Global Investors Life Path Funds
Aggressive Focus Fund	Barclays Global Investors Life Path Funds
Legg Mason Partners Capital Fund	State Street Global Advisors Russell 3000 Index Fund
Legg Mason Partners Government Securities Fund	State Street Global Advisors Lehman Brothers Aggregate Bond Index Fund
Fixed Income Securities Fund	State Street Global Advisors Lehman Brothers Aggregate Bond Index Fund
Legg Mason Partners Fundamental Value Fund	Private Capital All Cap Value Fund
Legg Mason Partners Large Cap Growth Fund	Wellington Large Cap Growth Fund
Legg Mason Partners Appreciation Fund	Barrow Hanley Large Cap Value Fund
Wasatch Small Cap Growth Fund	Small Cap Growth Fund
Legg Mason Partners Small Cap Value Fund	Small Cap Value Fund
Europacific Growth Fund	Dodge & Cox International Stock Fund
Templeton Developing Markets Trust Fund	Emerging Market Equity Fund

Effective January 1, 2007, past and future Company matching contributions that were initially invested in the Citigroup Common Stock Fund and had to remain in the fund for five years or until a participant attained age 55, can be transferred into other Plan investments.

Effective January 1, 2007, part-time employees scheduled to work 20 hours or more a week will be eligible to contribute to the Plan on the first day of the first pay period following their date of hire. Eligible full or part-time employees are subjected to the Plan’s automatic enrollment provision and be enrolled to contribute to the Plan 90 days after the eligibility date.

(b)	Employee Contributions

Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, as defined in the plan document. Eligible employees may elect to have a portion of his or her eligible compensation, generally including overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount from 1% to 10% of his or her eligible compensation up to $8,000 as pretax contributions. Employee pretax contributions and Company contributions (described below), as well as the earnings thereon, are taxed to the participant at the time of distribution.

As described in note 1(a), part-time employees scheduled to work 20 hours or more a week will be eligible to contribute to the Plan on the first day of the first pay period following their date of hire. Eligible full or part-time employees will automatically be enrolled to contribute 90 days after the eligibility date. If the participants do not want to be enrolled automatically in the Plan, they have a 90-day grace period from their eligibility date to either enroll into the Plan or decline enrollment. The initial automatic deferral percentage is 3%. Participants whose first date of hire is on or after

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007

January 1, 2007 and who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing their before-tax contributions to be increased by 1% annually up to a maximum of 10% unless the participant directs otherwise.

Effective January 1, 2007, catch-up contributions will be permitted for participants who expect to reach or are over the age 50 by the Plan year-end by an amount up to 10% of their eligible pay up to $1,000.

(c)	Employer Contributions

As described in note 1(a), effective January 1, 2008, the company matching contribution on a participant’s before tax contribution (excluding catch-up contributions) increased to a two for one matching contribution of up to a maximum of 3% of the participant’s eligible pay for eligible employees at all compensation levels. Company matching contributions will not exceed the lesser of 6% of a participant’s eligible pay or $16,000. The Company also makes a fixed contribution of up to 2% of eligible pay to the Plan accounts of eligible participants whose total compensation is less than $100,000. An annual transition contribution is made to the Plan accounts of certain employees (generally, employees with longer service who were eligible participants in the Citigroup Pension Plan and have been continuously employed by the Company since December 31, 2006) whose total contribution opportunity from the Company under the programs effective prior to January 1, 2008 (cash balance pension, Plan matching contribution, and Citigroup Ownership Program) exceeds the total of the maximum matching contribution and, if eligible, the fixed contribution under the new Plan design. Company contributions relating to 2008 were credited to participant accounts in 2009.

As further described above, effective January 1, 2008, employer contributions consisted of three major components, including the company matching contribution, fixed contribution, and transition contribution. Of the $3,743,799 employer contribution receivable at December 31, 2008, $2,704,290 relates to the company matching contributions. Company contributions relating to 2008 were credited to participant accounts in 2009.

For the 2007 company matching contribution, if the participant is an eligible employee whose qualifying compensation is $100,000 or less, his or her maximum company matching contribution will be the lesser of $1,500 or 3% of his or her total eligible pay, provided he or she contributes to the Plan, as shown in the following table:

Company Matching Contributions

	For each $1 contributed by
If qualifying compensation for	the participant, the Company
the current year is:	will contribute:	To a maximum of:
$0 – $50,000	$3	The lesser of 3% of
$50,000.01 – $75,000	2	eligible pay or $1,500
$75,000.01 – $100,000	1	annually
Greater than $100,000	No matching contribution will be made.

During 2007, the Plan Sponsor contributed the company matching contribution to the Citigroup Common Stock Fund. There are no restrictions on the company match so a participant may diversify out of Citigroup Common Stock immediately.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
(d)	Participant Accounts

Participants may elect to divide their contributions among the investment fund options in whole increments of 1%.

An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions subject to the Plan’s notice requirements. A participant may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment fund or funds, subject to certain restrictions.

Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(e)	Rollover and Transfer Contributions

The Plan permits participants to have their interests in other Puerto Rico qualified plans rolled over to the Plan. However, rollovers from an Individual Retirement Account (IRA) are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

(f)	Investment Options

In general, Plan participants may move their Plan assets among the Plan’s investment options through a fund transfer, reallocation, or rebalance, not more frequently than once every seven calendar days. An exception to this rule is that they may move Plan assets into the Citi Institutional U.S. Treasury Reserves Fund or the BlackRock Temp Fund at any time. However, once a participant moves his or her Plan assets into one of these funds, he or she cannot move Plan assets out of the same fund for seven calendar days. Prior to September 4, 2007 the seven-day policy was a fifteen-day policy.

In addition, Plan participants may not move an investment in the Stable Value Fund through a fund transfer, reallocation, or rebalance directly into any of the three investment options that are considered competitors of the Stable Value Fund: the Citi Institutional U.S. Treasury Reserves Fund, the BlackRock TempFund, and the BGI LifePath Fund. (The BGI LifePath Fund is not considered a money market fund or stable value fund but rather is considered to be a conservative investment vehicle.) This restriction enables the Stable Value Fund to secure higher-yielding, fixed-income investments intended to preserve principal and earned interest.

If a Plan participant moves Plan assets from the Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the three competing investment options named above, the amount moved must remain invested in a non-competing investment option for at least 90 days before it can be moved into one of the three competing investment options.

These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007

To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund.

In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees should they decide to do so. Currently, only the Brandywine Global Bond Fund imposes a 2% redemption fee on the sale of fund units within 60 days after any purchase of fund units.

(g)	Vesting

The rights of a participant to his or her own pretax contributions and any earnings thereon are at all times fully vested and nonforfeitable.

Any Plan participant who performs an hour of service after June 26, 2007, will be fully vested in his or her company matching contributions.

Prior to June 26, 2007, a participant generally became vested in his or her Company matching contribution:
•	Upon completion of three years of service. Once three years of service have been attained, any Company contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
In 2008, Company fixed and transition contributions, as described in note 1(c), vest according to the following schedule:
•	Upon completion of three years of service. Once three years of service have been attained, any Fixed and/or Transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.

(g)	Forfeited Accounts

For the year ended December 31, 2008 and 2007, gross Company contributions of $3,699,069 and $1,092,720 were reduced by allocated forfeitures of $0 and $3,839, respectively, resulting in net Company contributions of $3,699,069 and $1,088,881, respectively. For the years ended December 31, 2008 and 2007, unallocated forfeitures were $0 and $454, respectively.

(h)	Participant Loans

Subject to the Plan’s provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $500, the maximum of which would be 50% of the participant’s vested account balance up to $50,000, less the highest outstanding loan balance in the last twelve months. Participant loans receivable as of December 31, 2008 and 2007 bore interest rates from 5.00% and 8.50% and 5.00% to 9.25%, respectively, with maturities up to 20 years.

Participant loans are valued at amortized cost, which approximates fair value.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company are submitted directly to Citistreet, the recordkeeper. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participants’ account.

Effective January 1, 2007, a participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loans. The fee will be deducted from the participant’s plan account at the time his or her loan request is processed.

(i)	Withdrawals

Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the value of his or her participant account, all or any portion of the

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007

vested value of his or her account if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(j)	Distributions

A participant, after leaving the Company, can have the total of his or her account distributed in accordance with plan terms.

If the value of a participant’s account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution will be based on the value of the participant’s accounts at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of participant’s account is less than $5,000, the Plan will distribute the participant’s account upon termination of employment.

Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2) Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan investments are stated at fair value.

Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
over-the-counter market are valued at their last sale or bid price. This includes domestic and international equities in separately managed accounts.

The shares of common stock held by the Citigroup Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. Commingled funds are valued at the net asset value as reported by the sponsor of the fund. Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.

Short-term money market investments are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Financial Accounting Standards Board (FASB) issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (SOP 94-4-1), requires the Plan to report GICs at fair value. As required under SOP 94-4-1, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting asset or liability which, when netted against the fair value, will equal contract value. Fair values of traditional GICs are calculated using the present value of the contracts’ future cash flows discounted by comparable duration Wall Street Journal GIC index rates. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Recent Accounting Pronouncements

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FAS Statement No. 157 (“FSP FAS 157-2”) which deferred the effective date of FAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the financial statements on a recurring basis. The FSP did not defer the recognition and disclosure requirements for financial or non-financial assets or liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That is Not Active (“FSP FAS 157-3”). FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. This FSP’s guidance clarifies various application issues with respect to the objective fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of FAS 157, FSP FAS 157-2,

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
and FSP FAS 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP). The FSP reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The FSP also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive.

This FSP is effective for reporting periods ending after June 15, 2009, and is applied prospectively. Early adoption is not permitted for periods ending before March 15, 2009. The Company does not expect the provisions of FSP FAS 157-4 to have a material effect on the Plan’s financial statements.

(f)	Reclassifications

Prior year amounts have been reclassified to conform to the current year presentation.
(3) Investments
A summary of the Plan’s investments as of December 31, 2008 is listed below.

		2008
	Cash Equivalents
*	Blackrock Temp Fund	$5,215,952
	Legg Mason Citi Institutional U.S. Treasury Reserves Fund	109,571

		5,325,523

	Company Stock Fund
*	Citigroup Common Stock Fund	1,436,040

	Mutual Funds	1,090,808

	Collective Trusts	2,686,851

	Separately Managed Accounts	1,249,865

	Guaranteed Investment Contracts (GICs)	2,069,721

	Wrapper Contracts	3,298

	Investments, at fair value	$13,862,106

*	Represents 5% or more of Plan’s net assets at year end

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
A summary of the Plan’s investments as of December 31, 2007 is listed below.

		2007
	Cash
*	State Street Short-Term Investment Fund	$5,742,665

	Company Stock Fund
*	Citigroup, Inc. Common Stock Fund	4,262,925

	Mutual Funds
*	U.S. Equity-Small Cap Value Funds	457,070
*	Non-U.S. Equity Developed Funds	1,944,737
*	U.S. Equity-All Cap Growth Funds	1,216,767
*	U.S. Equity Large Cap Growth Funds	1,658,195
	Other Mutual Funds, individually less than 5% of net assets	2,351,158

	Total Mutual Funds	7,627,927

	Commingled Funds	843,207

	Guaranteed Investment Contracts (GIC)	1,823,249
	Wrapper Contracts	802

	Investments, at fair value	$20,300,774

*	Represents 5% or more of Plan’s net assets at year end
As of December 31, 2008 and 2007, included in GIC are contracts related to qualified voluntary employee contributions (QVEC) that were discontinued in 1987 as a type of employee contribution. These contracts are frozen to new contributions and participants. At December 31, 2008 and 2007, the Plan held $38,514 and $32,047, respectively, in QVEC-related contracts.
The Plan’s investments (including investments bought and sold during the year) (depreciated) appreciated in value by $(7,436,727) in 2008 and $(2,909,576) in 2007, as follows:

	2008	2007
Company Stock Funds	$(3,691,325)	$(3,727,356)
Mutual Funds	(989,293)	72,196
Collective Trusts	(694,742)	124,440
Separately Managed Accounts	(2,061,367)	621,144

	$(7,436,727)	$(2,909,576)

(4) Nonparticipant-Directed Investments
Prior to January 1, 2007, company Contributions paid to the Plan on behalf of a participant remained in the Citigroup Common Stock Fund for five Plan years. After five Plan years, the restriction on the contribution made five years previously lapsed, and that portion of contributions and of earnings could have been transferred to any of the available investment options.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
This five-year restriction also lapsed when the participant reached age 55. Once a participant was vested in his or her contributions, the funds are non-forfeitable and became available for distribution or withdrawal in accordance with the terms of the Plan.
As discussed in note 1(a) the five-year restriction for holding company matching contributions in the Citigroup Common Stock Fund was eliminated on January 1, 2007 and participants may transfer these matching contributions to other Plan investments without restriction.
(5) Investment Contracts with Insurance Companies
Included in the Guarantee Investment Contract (GIC) Citigroup Stable Value Fund are fully benefit-responsive investment contracts. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements and adjusted from fair value to contract value as reported to the Plan by the investment manager and the Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at fair value.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2008 and 2007 ranged from 0.15% to 6.58% and from 3.01% to 5.74%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2008 and 2007, respectively, the fair market value of GICs amounted to $2,069,721 and $1,823,249.
The statements of net assets available for benefits of the Plan is prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses only on those investment contracts that are not deemed fully benefit-responsive as defined below:

	2008	2007
Portfolio characteristics:
Average yield earned by entire fund	3.79%	4.85%
Return on assets for 12 months	4.91	4.83
Current crediting rate	3.30	4.96
Duration	2.76	3.02

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
The table below represents a listing of the underlying GICs held by the Plan and a reconciliation to the GICs as reported at fair value at December 31, 2008.

December 31, 2008
	S&P/			Adjustment	Wrapper
	Moodys		Contract	to contract	contract	Fair
Issuer	Ratings	Yield	value	value	fair value	value

AIG Financial Products Contract No. 725839	AA-/Aa3	0.15%	$346,396	$(54,052)	$(594)	$291,750
AIG Financial Products Contract No. 725840	AAA/Aaa	6.02	273,873	(8,165)	(831)	264,877
ING Life & Annuity Company Contract No. 60266	AA+/Aa1	4.99	249,075	(15,966)	(607)	232,502
JP Morgan Chase Bank Contract No. Citigroup01	AAA/Aaa	5.36	102,553	(5,485)	92	97,160
Metlife and Annuity Contract (QVEC 2004)	AA/Aa2	5.05	5,840	—	—	5,840
Metlife and Annuity Contract (QVEC 2005)	AA/Aa2	3.75	8,417	(201)	—	8,216
Metlife and Annuity Contract (QVEC 2006)	AA/Aa2	4.65	7,259	114	—	7,373
Metlife and Annuity Contract (QVEC 2007)	AA/Aa2	5.00	7,704	239	—	7,943
Metlife and Annuity Contract (QVEC 2008)	AA/Aa2	5.05	8,794	348	—	9,142
MetLife Insurance Company Contract No. 28731	AA/Aa2	4.71	15,482	(2)	—	15,480
MetLife Insurance Company Contract No. 90008B	AA/Aa2	4.19	68,265	448	—	68,712
Monumental Life Insur (Aegon) Contract No. SV04358Q	AA/Aa3	3.27	25,525	(2)	—	25,523
Monumental Life Insur (Aegon) Contract No. SV04359Q	AA/Aa3	4.41	12,752	157	—	12,909
Monumental Life Insur (Aegon) Contract No. SV04434Q	AA/Aa3	4.37	17,938	(2)	—	17,936
Monumental Life Insur (Aegon) Contract No. SV04489Q	AA/Aa3	4.44	35,124	(4)	—	35,120
Monumental Life Insur (Aegon) Contract No. SV04490Q	AA/Aa3	4.48	35,175	437	—	35,612
Natixis Financial Products Contract No. WR1937-01	AAA/Aaa	6.58	346,206	(53,863)	(591)	291,752
Natixis Financial Products Contract No. WR1937-02	AA-/Aa3	0.18	30,507	(7)	—	30,500
Principal Capital Management Contract No. 4-29618-10	AA/Aa2	4.65	70,789	988	—	71,777
Royal Bank of Canada Contract No. Citigroup01	AAA/Aaa	6.02	273,838	(8,195)	(767)	264,876
State Street Short Term Investment Fund	cash/cash	1.10	174,307	—	—	174,307
SunAmerica Life Insurance Contract No. 5096	A+/Aa3	3.98	54,884	(6)	—	54,878
SunAmerica Life Insurance Contract No. 5104	A+/Aa3	3.33	45,540	(4)	—	45,536

Totals			$2,216,243	$(143,223)	$(3,298)	$2,069,721

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
The table below represents a listing of the underlying GICs held by the Plan and a reconciliation to the GICs as reported at fair value at December 31, 2007.

December 31, 2007
	S&P/			Adjustment	Wrapper
	Moodys		Contract	to contract	contract	Fair
Issuer	Ratings	Yield	value	value	fair value	value

AIG Financial Products No.725839	AA-/Aa3	5.71%	$283,539	$(3,654)	$(225)	$279,660
AIG Financial Products No.725840	AAA/Aaa	5.23	222,978	5,573	(281)	228,270
Mass Mutual Life Insurance No. 35094	AAA/Aa1	3.01	37,748	(3)	—	37,745
Mass Mutual Life Insurance No. 35101	AAA/Aa1	3.90	33,128	(3)	—	33,125
Metlife and Annuity Contract (QVEC 2003)	AA/Aa2	1.00	6,922	—	—	6,922
Metlife and Annuity Contract (QVEC 2004)	AA/Aa2	4.00	5,915	—	—	5,915
Metlife and Annuity Contract (QVEC 2005)	AA/Aa2	3.75	6,218	—	—	6,218
Metlife and Annuity Contract (QVEC 2006)	AA/Aa2	4.65	8,145	—	—	8,145
Metlife and Annuity Contract (QVEC 2007)	AA/Aa2	5.00	4,847	—	—	4,847
Metlife Insurance Company No. GR-8	AA/Aa2	3.19	54,090	(9)	—	54,081
Metlife Insurance Company No.90008B	AA/Aa2	4.19	84,703	(258)	—	84,445
Metropolitan Insurance Company No. 28731	AA/Aa2	4.71	25,486	85	—	25,571
Monumental Life Insur (Aegon) Contract No. SV04359Q	AA/Aa3	4.41	28,985	56	—	29,041
Monumental Life Insur (Aegon) Contract No. SV04489Q	AA/Aa3	4.44	10,526	(7)	—	10,519
Monumental Life Insur (Aegon) Contract No. SV04358Q	AA/Aa3	3.27	21,302	(227)	—	21,075
Monumental Life Insur (Aegon) Contract No. SV04434Q	AA/Aa3	4.37	14,813	8	—	14,821
Monumental Life Insur (Aegon) Contract No. SV04490Q	AA/Aa3	4.48	29,017	24	—	29,041
Monumental Life Insur (Aegon) Contract No.MDA00731TR	AA+/Aa1	5.11	179,911	(707)	(62)	179,142
Natixis Financial Products Contract No. WR1937-01	AA-/Aa3	5.74	283,335	(3,450)	—	279,885
New York Life Insurance Contract No. GA 31481-002	AAA/Aaa	3.77	43,043	(5)	—	43,038
New York Life Insurance Contract No. GA 31481-003	AAA/Aaa	3.86	22,619	(3)	—	22,616
Principal Capital Management Contract No. 4-29618-10	AA/Aa2	4.65	58,293	263	—	58,556
Principal Capital Management Contract No. 4-29618-7	AA/Aa2	3.85	15,158	—	—	15,158
Royal Bank of Canada Contract No. Citigroup 01	AAA/Aaa	5.23	222,960	5,544	(234)	228,270
State Street Short Term Investment Fund	cash/cash	4.84	34,414	—	—	34,414
SunAmerica Life Insurance No. 5096	AA+/Aa2	3.98	45,492	(201)	—	45,291
SunAmerica Life Insurance No. 5104	AA+/Aa2	3.33	37,984	(546)	—	37,438

Totals			$1,821,571	$2,480	$(802)	$1,823,249

(6) Risk and Uncertainties
The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
At December 31, 2008 and 2007, approximately 10% and 21%, respectively, of the Plan’s total investments were invested in Citigroup, Inc. common stock. The underlying value of the Company stock is subject to operational and market risks.
(7) Related-Party Transactions
Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor, as defined by the Plan.
Certain Plan investments are shares of commingled trust funds managed by State Street and common stock issued by State Street. State Street is the custodian of the Plan’s assets.
In 2002, the Company and State Street Corporation created CitiStreet, a joint venture, whereby each party owned 50%. CitiStreet managed the administration and recordkeeping for the Plan from January 1, 2007 to June 30, 2008. On July 1, 2008, the Company and State Street Corporation completed the sale of CitiStreet to ING, as explained in note 1(a).
The value of the Company’s common stock was $1.4 million and $4.3 million at December 31, 2008 and December 31, 2007, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.
(8) Tax Status
The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 2, 2003 that the Plan and related trust are established in accordance with applicable sections of the PRIRC and, therefore, qualify as exempt from taxes under Section 1165(a) of the PRIRC. Although the Plan has been amended since receiving the determination letter, the Plan’s Administrator and the Plan’s legal counsel believe that the Plan, as amended, continues to be qualified as tax-exempt, and continues to operate in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.
(9) Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the affected participants’ accounts shall become 100% vested and, therefore, will not be subject to forfeiture.
(10) Administrative Expenses
Audit fees and trustee administration fees are paid by the Plan. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the net asset value of their participant accounts. A participant applying for a general-purpose loan through the Plan will

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loans. The fee will be deducted from the participant’s plan account at the time his or her loan request is processed.
Any expenses not borne by the Plan are paid by the Company.
(11) Fair Value Measurements
The Plan elected to adopt FASB’s Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), as of January 1, 2008. SFAS 157 does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:
• Level 1 — Quoted prices for identical instruments in active markets.
• Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
• Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.
The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2008. As required by SFAS 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash Equivalents	$5,215,956	$109,571	$—	$5,325,527
Company Stock Fund	1,436,040	—	—	1,436,040
Mutual Funds	1,090,804	—	—	1,090,804
Collective Trusts	—	2,686,851	—	2,686,851
Separately Managed Accounts	1,193,740	56,125	—	1,249,865
Guaranteed Investment Contracts	—	2,069,721	3,298	2,073,019
Other Insurance Contract	—	—	—	—

Investments, at fair value	$8,936,540	$4,922,268	$3,298	$13,862,106

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008.
Level 3 Investments at Fair Value
Year Ended December 31, 2008

GICs
Balance, beginning of year	$802
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	2,496
Purchases, issuances and settlements	—

Balance, end of year	$3,298

(12) Pending Litigation
During the fourth quarter of 2007, fourteen putative class actions were filed in the Southern District of New York asserting claims under ERISA against the Company, the Plan’s administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 through January 15, 2008, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company’s stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On November 21, 2008, defendants filed a motion to dismiss the compliant, which is currently pending. On January 22, 2008, thirteen actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed. On December 16, 2008, the fourteenth action was consolidated into this litigation. On April 4, 2009, the Court heard an oral argument on the motion.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2008 and 2007
(13) Subsequent Events
Effective July 1, 2009, recordkeeper services will be transferred from ING to Hewitt Associates LLC.
Effective June 1, 2009, the Company and Morgan Stanley entered into a joint venture that will combine the Global Wealth Management platform of Morgan Stanley with the Smith Barney, Quilter and Australia private client networks. The Company sold 100% of these businesses to Morgan Stanley in exchange for a 49% stake in the joint venture.
(14) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the Financial Statements to amounts reported on Form 5500 as of and for the year ended December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$19,476,498	$23,549,460
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(143,223)	2,480

Net assets available for benefits per the Form 5500	$19,333,275	$23,551,940

Net decrease in net assets after transfer to other plan per the the financial statements	$(4,072,962)	$(552,448)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,480)	11,402
Current year adjustment from contract value to fair value for fully benefit- responsive investment contracts	(143,223)	2,480

Net loss per Form 5500	$(4,218,665)	$(538,566)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Cash and Cash Equivalents
Blackrock Temp Fund			5,215,952	$5,215,952	$5,215,952
* Legg Mason Citi Institutional U.S. Treasury Reserves Fund			109,571	109,571	109,571

Total Cash and Cash Equivalents			5,325,523	5,325,523	5,325,523

* Citigroup Common Stock Fund
Citigroup Common Stock Fund			214,015	4,254,108	1,436,040

Total Common Stock Fund			214,015	4,254,108	1,436,040

Mutual Funds
Brandywine Global Bond Fund			1,529	15,676	13,574
Dimensional Fund Advisors International Securities Fund			48,023	745,225	496,494
Dodge & Cox International Stock Fund			18,660	820,963	408,647
Emerging Market Equity Fund			1,216	12,601	10,300
T Rowe Price Institutional High Yield Fund			11,325	109,992	80,179
Western Asset Trust Funds Inc			13,625	127,466	81,614

			94,377	1,831,923	1,090,808

Collective Trusts
AEW Capital Management REIT Fund			2,784	26,439	16,787
BGI Lifepath Funds
* BGI Lifepath 2010			425	12,600	10,629
* BGI Lifepath 2015			2,428	29,526	23,554
* BGI Lifepath 2020			1,855	60,340	45,772
* BGI Lifepath 2025			9,335	116,648	85,040
* BGI Lifepath 2030			3,643	125,906	88,671
* BGI Lifepath 2035			9,830	123,300	84,928
* BGI Lifepath 2040			5,141	187,092	126,051
* BGI Lifepath 2045			24,737	277,567	187,011
* BGI Lifepath Retirement			54	1,389	1,203

Total BGI Lifepath Funds			57,448	934,368	652,860

Emerging Market Bond Fund			1,120	11,478	10,261
S&P Extended Market Index World			311	2,852	1,636
SSGA Barclays Capital Aggregate Bond Fund			27,315	487,716	531,379
SSGA Barclays Capital US TIPS Fund			5,174	58,828	56,365
SSGA Dow Jones AIG Commodity Fund			41,023	498,257	291,552
SSGA Dow Jones/Wilshire REIT Index			1,061	27,462	17,491
SSGA EAFE Fund			8,925	86,479	44,143
SSGA MSCI EAFE Fund			6,256	160,533	84,801
SSGA MSCI Emerging Market Free			899	19,658	12,067
SSGA Russell 2000 Fund			10,944	200,402	183,893
SSGA Russell 3000 Fund			6,635	144,342	91,601
SSGA S&P 400 Mid Cap Fund			183	5,246	3,556
SSGA S&P 500 Fund			2,100	585,757	375,829
Wellington Large Cap Growth Fund			49,081	484,900	305,777
Wellington Mid Cap Growth Fund			1,308	12,372	6,853

Total Collective Trusts			222,567	3,747,090	2,686,851

Separately Managed Accounts
Alliance Bernstein Emerging Growth Fund
Aac Acoustic Tech			3,682	4,029	1,653
Absa Group			63	707	740
America Movil Sab De Cv			256	14,609	7,935
Anglo American			74	4,743	1,678
Au Optronics Corp			953	1,764	717
Banco Santander Chile New			38	1,763	1,328
Beijing Enterprise			240	875	978
Bidvest Group			251	2,404	2,847
Billiton			56	1,699	1,074
Br Malls Participa			236	2,214	919
Brasil Telecom Par New			44	1,017	1,114
Brazilian Real			1,305	552	560
Cathay Financial H			929	1,970	1,033
Cencosud Sa			515	1,953	732
Central European Distr Corp			54	2,878	1,059
Cez			112	6,923	4,592
Chilean Peso			12,430	19	20
China Const Bk			7,496	5,688	4,111
China Life Insurance			1,211	3,822	3,679
China Med Technologies Inc			248	9,162	5,031
China Mobile Ltd			1,158	14,193	11,629
China O/Seas Land			874	1,307	1,216

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
China Petrolium + Chemical			4,889	3,109	2,959
China Res Pwr Hldg			781	1,605	1,502
China Shipping Dev			1,481	4,519	1,472
China Yurun Food			7,627	7,701	8,966
Chungwha Telecom			4,332	8,620	7,062
Cnooc Ltd			6,815	8,526	6,367
Companhia Brasileira De Distr			70	3,036	1,940
Companhia De Bebidas Das Amers			36	2,369	1,614
Companhia Vale Do Rio Doce			993	21,085	10,574
Compania Cervecerias Unidas Sa			14	502	364
Compania De Minas Buenaventura			46	1,682	909
Czech Koruna			23	1	1
Deutsche Bank Ag Ldn			449	1,408	1,654
Deutsche Bk Ag Ldn			137	1,506	212
Egyptian Pound			0	0	0
Eletropaulo Elec			412	7,559	4,510
Enersis S A			293	4,776	3,730
Fomento Economico Mexicano Sab			105	3,969	3,158
Gazprom O A O			407	3,378	5,796
Gerdau S A			320	7,098	2,114
Great Wall Motor Co			1,812	2,347	631
Gvt Holding Sa			185	3,869	2,016
Hong Kong Dollar			320	41	41
Htc Corporation			176	2,446	1,757
Hungarian Forint			5	0	0
Hypermarcas Sa			106	1,049	608
Icl Israel Chem			312	4,439	2,172
Indonesian Rupiah			741,610	62	68
Industrial + Com B			12,598	7,921	6,632
Israeli Shekel			308	80	82
Itausa Inv Itau Sa			2,376	12,609	8,160
J P Morgan Intl Derivatives Lt			43	2,909	1,303
Kt + G Corporation			137	10,975	8,607
Lg Electronics Inc			21	2,540	1,247
Localiza Rent A Ca			105	991	320
Lojas Renner Sa			80	1,411	537
Marfrig Frigorific			214	2,055	689
Mediatek Inc			124	982	832
Megacable Holdings			249	800	332
Merril Lynch Intl			506	9,804	7,428
Merrill Lynch + Co			37	984	1,028
Merrill Lynch Intl			2	5,768	1,226
Merrill Lynch Intl			110	4,542	2,530
Merrill Lynch Intl			145	7,305	4,431
Merrill Lynch Lepo			1,125	4,966	3,959
Mexican Peso (New)			13	1	1
Mobile Telesystems			71	5,118	1,888
Mtn Group Ltd			455	6,459	5,342
Multiexport Foods Com			554	347	37
Murray + Roberts			326	3,679	1,694
Naspers			143	2,032	2,574
New Oriental Ed + Technology			29	1,604	1,593
New Taiwan Dollar			14,453	431	440
Novoross Sea Trade			52	994	350
Oil Co Lukoil			117	9,230	3,751
Open Jt Stk Co Vimpel Commn			256	5,815	1,833
Orascom Constr Ind			22	3,334	1,116
Perdigao Sa			44	876	567
Petroleo Brasileiro Sa Petro			657	17,446	13,404
Pharmstandard Grd			114	2,864	1,211
Polish Zloty			14	5	5
Posco			11	5,223	3,360
Pound Sterling			37	57	53
Powszechna Kasa Os			275	5,974	3,294
Quanta Computer			2,759	4,205	2,909
Samsung Electronic			21	13,618	7,691
Sasol			240	9,754	7,275
Shanda Interactive Entmt Ltd			53	1,508	1,727
Shinhan Financial			109	6,292	2,563
Siam Commercial Bk			1,738	4,651	2,449
Sincere Pharmaceuticals			179	2,538	1,287
South African Rand			17	2	2
South Korean Won			3,676	3	3
Standard Bk Gr Ltd			84	690	752
State Street Bank + Trust Co			5,760	5,760	5,760
Taiwan Semicon Man			5,011	10,712	6,780

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Tele Norte Leste Participacoes			171	4,070	2,385
Telekomunikacja Po			132	1,236	857
Tenaris S A			57	3,125	1,193
Tencent Hldgs Ltd			426	2,978	2,750
Teva Pharmaceutical Inds Ltd			335	14,649	14,276
Turkish Lira			9	6	6
Turkiye Garanti Bankasi			2,057	5,731	3,465
Urbi Desarrollo Ur			757	2,899	1,033
Usiminas Isi Sd Mg			48	1,505	534
Usiminas Usi Sd Mg			10	222	115
Vedanta Resources			96	4,218	840
Wal Mart De Mexico Sab De Cv			214	729	571
X 5 Retail Group Nv			103	3,209	885
Yuanta Finl Holds			2,955	2,012	1,324
Zte Corpn			639	2,900	1,674

			869,465	448,345	289,795

Buckhead Small Cap Value
Bank Hawaii Corp			2	104	91
Briggs + Stratton Corp			5	131	93
Broadridge Finl Solutions Inc			13	195	164
Brown + Brown Inc			5	97	110
Casella Waste Sys Inc			26	286	107
Coinstar Inc			8	252	155
Community Bancorp Nev			7	141	25
Comstock Res Inc			3	133	153
Con Way Inc			5	214	122
Cox Radio Inc			22	272	135
Cracker Barrel Old Ctry Store			5	152	99
Crawford + Co			16	88	106
Diamondrock Hospitality Co			11	73	54
Dycom Inds Inc			15	296	126
Electro Rent			7	103	79
First Horizon Natl Corp			6	66	66
Freds Inc			12	127	128
Greenbrier Cos Inc			10	245	70
Harsco Corp			4	125	116
Hcc Ins Hldgs Inc			4	101	118
Heartland Express Inc			4	60	62
Iberiabank Corp			3	125	127
International Speedway Corp			3	113	85
Intrntnl Flavrs + Fragrncs Inc			3	128	96
K Swiss Inc			13	277	143
Kennametal Inc			7	224	162
Lo Jack Corp			8	119	32
Marvel Entmt Inc			4	88	119
Mps Group Inc			12	143	89
Novatel Wireless Inc			16	283	75
On Assignment Inc			19	165	107
On Semiconductor Corp			30	241	101
Pantry Inc			2	75	49
Perot Sys Corp			7	91	89
Pike Elec Corp			5	85	62
Raymond James Financial Inc			8	171	132
Richardson Electrs Ltd			8	58	24
Rpm Intl Inc			12	269	165
Sensient Technologies Corp			5	122	108
Sonic Solutions			10	71	17
State Street Bank + Trust Co			191	191	191
Synovus Finl Corp			13	109	109
Texas Cap Bancshares Inc			7	129	99
Tidewater Inc			5	308	216
United Cmnty Bks Inc Blairsvil			9	129	124
Wiley John + Sons Inc			1	28	31
Wilmington Tr Corp			6	162	129
Xyratex Ltd			6	110	17

			604	7,275	4,880

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Wells Capital Small Cap Value Fund
3Com Corp			401	1,345	914
Abm Inds Inc			31	672	588
Acco Brands Corp			106	797	367
Airtran Holdings Inc			53	309	235
Annaly Capital Management Inc			76	1,117	1,207
Anworth Mtg Asset Corp 1			103	633	662
Apex Silver Mines Ltd			108	1,340	105
Argo Group International Hold			24	953	822
Bakers Footwear Group Inc			58	216	33
Bio Reference Labs Inc			10	256	250
Brocade Communications Sys Inc			66	424	186
Canadian Dollar			0	0	0
Capstead Mortage Corp			88	932	944
Cavco Inds Inc Del			17	576	451
Century Casinos Inc			118	635	122
Champion Enterprises Inc			296	2,234	166
Chicago Brdg + Iron Co N V			24	768	240
Chimera Invt Corp			52	116	180
China Grentech Corp Ltd			79	401	95
Cincinnati Bell Inc New			152	628	293
Coherent Inc			16	454	338
Collective Brands Inc			25	242	290
Community Health Sys Inc New			12	217	171
Cray Inc			61	376	126
Cross Ctry Healthcare Inc			50	795	441
Del Monte Foods Co			42	417	299
Delia S Inc New			76	341	168
Discovery Communications Inc			12	205	159
Discovery Communications Inc			12	293	168
El Paso Corp			21	316	166
Eldorado Gold Corp New			12	67	99
Empire Resorts Inc			20	97	22
Ensign Group Inc			8	108	126
Entravision Com Corp			60	364	93
First Sec Group Inc			29	295	133
Fleetwood Enterprises Inc			162	1,045	16
Forest Oil Corp			11	384	176
Gentex Corp			70	1,143	619
Gentiva Health Svcs Inc			19	383	565
Geo Group Inc			55	1,472	1,000
Global Industries Inc			121	2,330	424
Goldcorp Inc			16	393	506
Graftech Intl Ltd			11	189	92
Hatteras Finl Corp			22	531	589
Healthcare Svcs Group Inc			19	362	303
Helix Energy Solutions Group			37	1,253	266
Helmerich And Payne Inc			13	419	303
Hercules Offshore Inc			24	400	115
Hi Shear Technology Corp			41	449	376
Hill Intl Inc			190	1,423	1,336
Hilltop Hldgs Inc			35	411	345
Iberiabank Corp			2	99	119
Infinity Pharmaceuticals Inc			18	178	140
Intermec Inc			62	1,498	830
Interoil Corp			48	1,316	654
Intertape Polymer Group Inc			154	421	113
Intrntnl Flavrs + Fragrncs Inc			6	190	178
Jetblue Awys Corp			23	200	163
Journal Communications Inc			48	451	117
Key Energy Svcs Inc			63	853	278
Lincoln Edl Svcs Corp			10	145	139
Ltx Credence Corp			124	318	33
Matrix Svc Co			12	212	92
Mcclatchy Co			73	458	59
Mcmoran Exploration Co			73	1,115	718
Mds Inc			33	271	203
Mercury Gen Corp			10	507	456
Mfa Financial Inc			104	709	612
Monro Muffler Brake Inc			28	634	726
Mrv Communications Inc			517	1,145	398
Myr Group Inc Del			21	214	213
Newalta Income Fd			23	369	115
Newpark Res Inc			146	2,211	539
Nobility Homes Inc			20	356	157
Nymagic Inc			11	298	207

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Oceaneering Intl Inc			14	880	404
Orasure Technologies Inc			80	752	294
Origen Finl Inc			176	819	104
Osi Sys Inc			32	717	443
Outdoor Channel Hldgs Inc			56	503	422
Palm Hbr Homes Inc			70	856	346
Patrick Inds Inc			54	490	33
Petaquilla Minerals Ltd			111	275	40
Petroquest Energy Inc			13	125	87
Phi Inc			13	331	180
Phi Inc			4	131	49
Power One Inc			141	307	168
Powerwave Technologies Inc			68	61	34
Prestige Brands Hldgs Inc			60	558	638
Pride International Inc			6	227	100
Primoris Svcs Corp			68	528	351
Randgold Res Ltd			54	1,328	2,393
Range Res Corp			29	1,153	1,001
Realnetworks Inc			82	548	290
Rh Donnelley Corp			202	1,081	75
Richardson Electrs Ltd			24	173	70
Sandridge Energy Inc			14	346	88
Sandvine Corp			233	154	131
Skyline Corp			24	667	488
State Street Bank + Trust Co			125	125	125
Sterling Constr Inc			19	378	344
Symyx Technologies Inc			59	494	353
Tier Technologies Inc			113	1,082	610
U S Concrete Inc			36	283	120
Umh Pptys Inc			44	571	247
Voyager Learning Co			76	426	113
Wausau Paper Corp			30	260	341
Willbros Group Inc			34	1,042	286
Yamana Gold Inc			17	190	131

			6,975	63,553	35,847

Independence Small Cap Growth
3Par Inc			33	280	250
Abaxis Inc			14	313	222
Air Methods Corp			19	634	306
Allegiant Travel Co			6	174	297
Allscript Misys Healtcar Solns			26	173	259
Amtrust Financial Services			31	403	360
Angiodynamics Inc			25	475	340
Aruba Networks Inc			82	396	210
Bally Technologies Inc			9	276	215
Big Lots Inc			8	168	115
Bjs Whsl Club Inc			5	176	184
Brush Engineered Matls Inc			10	417	131
Chart Inds Inc			12	334	127
Citi Trends Inc			18	262	267
Deltek Inc			27	348	126
Dialysis Corp Amer			31	280	216
Double Take Software			30	406	269
Dresser Rand Group Inc			10	358	169
Dynamex Inc			11	273	156
F5 Networks Inc			6	127	127
Flow Intl Corp			55	458	133
Goodrich Pete Corp			10	281	291
Hms Hldgs Corp			3	74	108
Human Genome Sciences Inc			24	202	51
Iconix Brand Group Inc			29	320	286
Inter Parfums Inc			21	279	162
Inventiv Health Inc			22	810	249
Inverness Med Innovations Inc			17	686	326
Ipg Photonics Corp			21	393	281
Ishares Tr			8	389	418
Key Technology Inc			10	281	181
Liquidity Svcs Inc			35	398	289
Lkq Corp			18	218	207
Nalco Hldg Co			13	149	154
National Intst Corp			20	570	359
Netezza Corp			38	423	252
Neutral Tandem Inc			12	161	187
Parexel Intl Corp			25	522	239
Pinnacle Finl Partners Inc			16	439	480

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Radiant Sys Inc			31	463	103
Signature Bk New York Ny			4	126	124
State Street Bank + Trust Co			280	280	280
Symmetry Med Inc			32	527	252
Synchronoss Technologies Inc			26	276	274
Team Inc			6	195	174
Techwell Inc			35	371	227
Thestreet Com Inc			29	306	84
Thomas Weisel Partners Group			35	454	165
Tractor Supply Co			6	286	225
United Nat Foods Inc			21	427	368
Zoll Med Corp			6	177	107

			1,320	17,215	11,387

Northpoint Small cap Growth Fund
Aecom Technology Corp			2	41	62
Alexion Pharmaceuticals Inc			1	23	26
American Italian Pasta Co			3	47	69
Anworth Mtg Asset Corp 1			15	109	93
Argo Group International Hold			1	48	50
Bankrate Inc			3	117	125
Bio Reference Labs Inc			3	75	70
Biomarin Pharmaceutical Inc			4	61	71
Blackboard Inc			2	45	48
Bruker Corp			11	103	45
Buffalo Wild Wings Inc			0	6	8
Celadon Group Inc			5	45	42
Central European Distr Corp			3	152	66
Cenveo Inc			14	170	61
Chattem Inc			1	69	80
Cubist Pharmaceuticals Inc			3	79	84
Deckers Outdoor Corp			0	42	40
Dg Fastchannel Inc			4	95	53
Double Take Software			8	85	69
Flow Intl Corp			15	119	36
Flowers Foods Inc			3	73	64
Forrester Resh Inc			0	7	9
G Iii Apparel Group Ltd			9	112	60
Genesee + Wyo Inc			2	60	61
Genoptix Inc			2	54	67
Gmx Res Inc			0	12	12
Grandcanyon Ed Inc			4	49	66
Greatbatch Inc			2	52	54
Guess Inc			2	51	38
Haemonetics Corp Mass			1	27	28
Harleysville Group Inc			1	43	46
Heartland Express Inc			3	42	45
Hill Intl Inc			11	130	77
Horizon Lines Inc			14	224	50
Iberiabank Corp			1	44	51
Iconix Brand Group Inc			9	156	91
Icu Medical Inc			2	81	81
Informatica Corp			3	48	48
Interwoven Inc			4	53	51
Inverness Med Innovations Inc			5	136	85
Ipc The Hospitalist Co Inc			4	68	59
Itt Edl Svcs Inc			1	48	60
J2 Global Communications			5	124	98
Jarden Corp			5	94	55
Jda Software Group Inc			3	49	37
Kendle Intl Inc			3	89	69
Lkq Corp			3	54	37
Lmi Aerospace Inc			8	148	85
Lumber Liquidators Inc			5	48	57
Mantech Intl Corp			1	51	54
Martek Biosciences Corp			1	34	38
Mastec Inc			8	70	94
Medicines Co			6	121	92
Myriad Genetics Inc			1	34	36
National Intst Corp			3	75	48
National Presto Inds Inc			0	7	10
Newfield Expl Co			2	39	33
Old Dominion Freight Line Inc			1	36	41
On Assignment Inc			13	122	74
Onyx Pharmaceuticals Inc			2	44	54
Osi Pharmaceuticals Inc			1	24	25

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Perrigo Co			3	85	82
Phase Forward Inc			4	71	51
Quanta Services Inc			3	44	61
Radiant Sys Inc			16	202	54
Scientific Games Corp			5	146	94
Scotts Miracle Gro Co			3	72	80
Smith Micro Software Inc			14	129	78
State Street Bank + Trust Co			23	23	23
Sun Healthcare Group Inc			9	128	78
Teleflex Inc			1	57	64
Texas Roadhouse Inc			6	69	49
Titan Machy Inc			6	113	85
Triumph Group Inc New			2	117	99
Ttm Technologies			12	135	63
United Therapeutics Corp Del			1	46	50
Urs Corp New			2	58	69
Vasco Data Sec Intl Inc			6	62	64
Volcom Inc			3	48	35
Web Com Group Inc			14	151	52
Wet Seal Inc			27	128	80
Willbros Group Inc			7	189	58
Woodward Governor Co			3	96	70
World Acceptance Corp			3	84	62
Zoll Med Corp			2	54	36

			428	6,671	4,978

AIG International Small Cap Fund
Acino Hldgs Ag			1	131	151
Amlin			55	288	281
Ansaldo Sis			32	448	439
Arriva			44	516	377
Basilea Pharmaceut			1	248	204
Betsson Ab			20	164	174
Catlin Group Com			32	206	198
Chemring Group			9	410	252
Chloride Group			129	547	267
Connaught			74	559	371
Croda Intl			42	554	315
Diasorin Spa			11	203	226
Eaga Plc			120	288	250
East Asiatic Co Ltd			4	257	134
Ebro Puleva			20	265	271
Elekta Ab			19	384	190
Euro Currency			9	13	13
Evs Broadcast Equity			2	175	75
Faiveley			2	152	143
Fielmann Ag			8	664	540
Genmab As			1	101	56
Guerbet Sa			2	282	231
Halma			113	397	328
Ig Group Hldgs			112	777	413
Ingenico			11	285	166
Intrum Justitia Nv			34	480	333
Ishares			85	3,366	2,037
Lamprell Plc			59	440	99
Lancashire Hldgs			22	125	135
Mears Group			35	199	132
Micro Focus			72	332	294
Neurosearch A/S			3	128	66
Nomura Asset Management			567	6,764	5,528
Northumbrian Water			103	538	348
Oesterreich Post			9	263	304
Origin Enterprises			88	536	177
Paypoint Plc			32	364	228
Pound Sterling			49	71	70
Poyry Oyj			24	524	258
Prosegur Seguridad			10	427	341
Pv Crystalox Solar			104	283	150
Pz Cussons			128	363	300
Qinetiq Group			126	481	287
Rational Ag			1	243	155
Rotork			11	244	130
Rubis			5	428	313
Sarantis			46	610	272
Sechilienne Sidec			6	392	254
Smit International			3	270	148
Software Ag			4	199	214

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Spdr Index Shs Fds			256	4,882	4,768
Sperian Protection			2	226	123
State Street Bank + Trust Co			2,330	2,330	2,330
Swedish Krona			41	5	5
Ultra Electronic			15	347	238
Virbac			3	241	229
Viscofan Sa			18	368	342
Vossloh Ag			4	522	462
Vt Group Plc			61	746	487
Wh Smith Plc			33	185	172

			5,263	36,237	27,799

Clearbridge Multi-Cap Growth Fund
Advent Software Inc			135	5,414	2,706
Alkermes Inc			183	3,049	1,944
Amgen Inc			825	41,337	47,668
Anadarko Pete Corp			1,543	74,882	59,483
Anesiva Inc			158	1,028	55
Ap Pharma Inc			20	42	10
Arris Group Inc			181	1,875	1,441
Ascent Media Corp			10	438	229
Astoria Finl Corp			554	14,217	9,135
Autodesk Incorporated			209	9,511	4,117
Biogen Idec Inc			868	56,074	41,350
Biomimetic Therapeutics Inc			214	3,077	1,970
Broadcom Corp			614	20,689	10,412
Cablevision Sys Corp			1,198	39,176	20,169
Cbs Corp Class B			107	3,288	876
Charming Shoppes Inc			358	3,223	874
Cit Group Inc New			111	4,079	502
Cohen + Steers Inc			183	5,765	2,015
Comcast Corp New			2,065	52,437	33,354
Comcast Corp New			258	6,581	4,350
Core Laboratories Nv			173	19,100	10,374
Covidien Ltd			459	18,325	16,627
Cree Inc			160	3,893	2,543
Discovery Communications Inc			105	1,938	1,403
Discovery Communications Inc			105	2,806	1,483
Disney Walt Co			663	22,185	15,040
Dsp Group Inc			156	2,635	1,254
Euro Currency			48	75	66
Fluor Corp New			20	618	893
Forest Labs Inc			985	37,043	25,099
Genentech Inc			47	3,477	3,920
Genzyme Corp			818	50,228	54,276
Goldman Sachs Group Inc			4	623	307
Intel Corp			404	10,215	5,924
Isis Pharmaceuticals			139	1,697	1,978
Johnson + Johnson			147	9,062	8,802
L 3 Communications Hldg Corp			227	22,272	16,758
Lasercard Corp			47	500	169
Liberty Global Inc			96	3,736	1,463
Liberty Global Inc			95	3,804	1,514
Liberty Media Corp New			431	9,962	7,531
Liberty Media Corp New			108	1,792	508
Liberty Media Corp New			539	10,198	1,682
Merrill Lynch + Co Inc			296	21,384	3,448
Microsoft Corp			84	2,385	1,630
Motorola Inc			154	2,578	682
National Oilwell Varco Inc			278	20,918	6,785
New York Cmnty Bancorp Inc			530	9,223	6,336
Nokia Corp			360	11,697	5,620
Nokia Oyj			90	2,936	1,383
Pall Corp			344	12,858	9,771
Powershares Qqq Tr			153	4,453	4,563
Sandisk Corp			491	26,838	4,714
Seagate Technology			687	11,430	3,042
Sirius Xm Radio Inc			3,189	9,313	383
Standard Microsystems Corp			98	3,490	1,602
State Street Bank + Trust Co			14,351	14,351	14,351
Teradyne Inc			357	5,231	1,508

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Teva Pharmaceutical Inds Ltd			99	4,219	4,196
Tyco Electronics Ltd			459	16,040	7,437
Tyco International Ltd Bermuda			459	20,077	9,910
Unitedhealth Group Inc			1,886	92,507	50,167
Valeant Pharmaceuticals Intl			444	6,950	10,157
Vertex Pharmaceuticals Inc			246	9,393	7,486
Viacom Inc New			107	4,160	2,038
Weatherford International Ltd			2,626	75,732	28,412
World Wrestling Entmt Inc			135	2,005	1,501

			43,694	972,538	609,394

Private Capital Management
Asta Fdg Inc			36	1,299	97
Autonation Inc Del			154	2,577	1,519
Avatar Hldgs Inc			45	2,379	1,191
Avid Technology Inc			49	1,371	535
Bank Hawaii Corp			18	952	829
Ca Inc			115	2,851	2,138
Capital City Bk Group Inc			34	978	913
Cymer Inc			11	277	238
Dover Downs Gaming + Entmt Inc			125	1,369	396
Dundee Corporation			94	1,848	473
Eastman Kodak Co			125	3,082	821
First Ctzns Bancshares Inc N C			12	2,027	1,791
Forest City Enterprises Inc			57	320	379
Fulton Finl Corp Pa			147	2,044	1,415
Glacier Bancorp Inc			26	543	490
Health Mgmt Assoc			225	1,057	403
Hearst Argyle Television Inc			150	3,254	912
Imation Corp			66	1,344	889
International Game Technology			75	2,910	890
Marcus Corp			121	2,351	1,962
Mentor Graphics Corp			73	886	378
Mgm Mirageinc			14	962	187
Motorola Inc			189	3,042	837
Northern Trust Corp			22	1,367	1,160
Novellus Sys Inc			70	1,924	869
Oppenheimer Hldgs Inc			41	1,739	523
Raymond James Financial Inc			65	2,034	1,121
Royal Caribbean Cruises Ltd			87	3,326	1,197
Seacoast Bkg Corp Fla			95	1,617	629
Sothebys			73	1,445	653
Sprint Nextel Corp			286	2,776	524
State Street Bank + Trust Co			2,076	2,076	2,076
Sterling Finl Corp Wash			63	1,551	559
Symantec Corp			153	2,633	2,066
Tibco Software Inc			177	1,324	919
Trustco Bk Corp N Y			48	514	455
Whitney Hldg Corp			57	1,519	911
Wiley John + Sons Inc			65	2,690	2,321

			5,339	68,258	35,666

Barrow Hanley Large Cap Value Fund
Advance Auto Parts			76	2,604	2,541
Allstate Corp			65	3,683	2,139
Altria Group Inc			109	2,349	1,639
American Express Co			127	6,747	2,358
Annaly Capital Management Inc			248	3,593	3,933
Applied Materials Inc			139	2,720	1,409
At+T Inc			166	6,591	4,743
Avery Dennison Corp			92	5,346	3,010
Axis Capital Holdings Ltd			93	3,318	2,696
Bank Amer Corp			137	6,936	1,929
Baxter Intl Inc			57	3,061	3,073
Bristol Myers Squibb Co			220	6,216	5,121
Burlington Northn Santa Fe			40	3,228	3,044

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value
Capital One Finl Corp			69	3,927	2,191
Cardinal Health Inc			40	1,459	1,377
Carnival Corp			140	6,278	3,408
Centerpoint Energy Inc			193	3,204	2,440
Chevron Corp			26	2,304	1,959
Cigna Corp			72	2,825	1,211
Cit Group Inc New			227	4,099	1,031
* Citigroup Inc			157	6,832	1,055
Computer Sciences Corp			86	4,912	3,032
Conocophillips			84	6,764	4,342
Coventry Health Care Inc			97	5,254	1,449
Diageo Plc			33	2,324	1,850
Dominion Res Inc Va New			79	3,466	2,832
Du Pont E I De Nemours + Co			91	4,435	2,302
Duke Energy Hldg Corp			136	2,481	2,042
Eaton Corp			52	4,588	2,594
El Paso Corp			232	3,731	1,819
Emerson Elec Co			80	3,836	2,912
Entergy Corp New			47	4,918	3,946
Family Dlr Stores Inc			120	2,973	3,122
Gamestop Corp New			100	3,880	2,158
General Elec Co			85	1,496	1,382
Goodrich Corp			56	3,506	2,068
Hanesbrands Inc			144	3,717	1,840
Hewlett Packard Co			87	3,403	3,166
Hill Rom Hldgs			82	2,444	1,355
Home Depot Inc			77	2,426	1,779
Honeywell Intl Inc			110	5,965	3,607
Illinois Tool Wks Inc			124	7,108	4,335
Imperial Tob Group Plc			91	7,975	4,928
Intel Corp			149	2,025	2,181
International Business Machs			38	3,786	3,178
International Game Technology			237	3,547	2,820
Itt Corp New			54	3,440	2,472
Johnson + Johnson			21	1,340	1,234
Jpmorgan Chase + Co			89	3,959	2,817
Kraft Foods Inc			88	2,824	2,352
L 3 Communications Hldg Corp			66	6,490	4,837
Lorillard Inc			30	2,267	1,714
Marathon Oil Corp			64	2,266	1,763
Mdu Res Group Inc			110	2,921	2,369
Murphy Oil Corp			60	3,411	2,678
New York Cmnty Bancorp Inc			95	1,629	1,131
Nokia Corp			124	3,723	1,930
Occidental Pete Corp			106	6,074	6,355
Omnicare Inc			141	4,407	3,904
Peoples Utd Finl Inc			227	3,990	4,055
Pfizer Inc			255	6,296	4,519
Philip Morris Intl Ord Shr			100	4,959	4,336
Pinnacle West Cap Corp			90	3,511	2,890
Pitney Bowes Inc			38	1,682	978
Quest Diagnostics Inc			58	3,162	2,986
Reynolds Amern Inc			43	2,783	1,719
Royal Caribbean Cruises Ltd			160	4,414	2,202
Ryder Sys Inc			56	3,013	2,166
Service Corp Intl			112	1,354	559
Sherwin Williams Co			26	1,824	1,556
Slm Corp			435	12,467	3,872
Spectra Energy Corp			208	4,936	3,277
Stanley Works			156	8,806	5,318
State Street Bank + Trust Co			6,631	6,631	6,631
Travelers Cos Inc			34	1,362	1,553
Unitedhealth Group Inc			113	5,545	3,016
Verizon Communications			170	7,215	5,763
Wellpoint Inc			99	7,615	4,154
Wells Fargo + Co New			112	4,041	3,301
Willis Group Holdings Ltd			110	4,070	2,738
Wyeth			106	4,879	3,994
Xcel Energy Inc			190	3,882	3,523
Xl Capital Ltd			31	2,346	114

			15,619	343,816	230,119

Total Separately Managed Accounts			948,707	1,963,906	1,249,865

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

			Number of
Identity of issue	Interest rate	Maturity date	shares/units	Cost	Market value

Guaranteed Investment Contracts
BONY Mellon Stable Value Fund
** AIG Financial Products Contract No. 725839	0.15%	01/01/2025	N/A	346,396	291,750
** AIG Financial Products Contract No. 725840	6.02	01/01/2025	N/A	273,873	264,877
** ING Life & Annuity Company Contract No. 60266	4.99	01/01/2025	N/A	249,075	232,502
** JP Morgan Chase Bank Contract No. Citigroup01	5.36		N/A	102,553	97,160
Metlife and Annuity Contract (QVEC 2004)	5.05	01/01/2009	N/A	5,840	5,840
Metlife and Annuity Contract (QVEC 2005)	3.75	12/31/2010	N/A	8,417	8,216
Metlife and Annuity Contract (QVEC 2006)	4.65	01/01/2011	N/A	7,259	7,373
Metlife and Annuity Contract (QVEC 2007)	5.00	01/01/2012	N/A	7,704	7,943
Metlife and Annuity Contract (QVEC 2008)	5.05	01/01/2015	N/A	8,794	9,142
MetLife Insurance Company Contract No. 28731	4.71	11/30/2009	N/A	15,482	15,480
MetLife Insurance Company Contract No. 90008B	4.19	11/01/2010	N/A	68,265	68,712
Monumental Life Insur (Aegon) Contract No. SV04358Q	3.27		N/A	35,175	35,612
Monumental Life Insur (Aegon) Contract No. SV04359Q	4.41	04/30/2010	N/A	25,525	25,523
Monumental Life Insur (Aegon) Contract No. SV04434Q	4.37	08/15/2009	N/A	35,124	35,120
Monumental Life Insur (Aegon) Contract No. SV04489Q	4.44	11/15/2009	N/A	12,752	12,910
Monumental Life Insur (Aegon) Contract No. SV04490Q	4.48	03/15/2010	N/A	17,938	17,936
Natixis Financial Products Contract No. WR1937-01	0.18	01/01/2025	N/A	346,206	291,752
** Natixis Financial Products Contract No. WR1937-02	6.58	01/01/2025	N/A	30,507	30,500
Principal Capital Management Contract No. 4-29618-10	4.65	03/15/2010	N/A	70,789	71,777
** Royal Bank of Canada Contract No. Citigroup01	6.02	01/01/2025	N/A	273,838	264,876
State Street Short Term Investment Fund	1.10	N/A	N/A	174,307	174,307
SunAmerica Life Insurance Contract No. 5096	3.98	04/15/2009	N/A	54,884	54,878
SunAmerica Life Insurance Contract No. 5104	3.33	06/30/2009	N/A	45,540	45,536

Total Guarantee Investment Contracts				2,216,243	2,069,721

Wrapper Contracts:
AIG Financial Products Contract No. 725839			N/A	N/A	594
AIG Financial Products Contract No. 725840			N/A	N/A	831
ING Life & Annuity Company Contract No. 60266			N/A	N/A	607
JP Morgan Chase Bank Contract No. Citigroup01			N/A	N/A	(92)
Natixis Financial Products Contract No. WR1937-01			N/A	N/A	591
Royal Bank of Canada Contract No. Citigroup01			N/A	N/A	767

					3,298

* Participant Loans
679 loans to participants with interest rates of 5.00% to 8.50% with maturities up to 20 years.			N/A	1,784,117	1,784,117

Totals			6,805,189	$21,122,911	$15,646,223

*	Parties in interest, as defined by ERISA

**	Investments are Synthetic GICs. Synthetic GICs consist of wrapper contracts, such as those issued by the issuers noted herein, combined with underlying investments.

The underlying investments include commercial paper, government treasuries/agencies, residential and commercial mortgages, commingled funds, corporate and municipal bonds and mutual funds.
See accompanying report of independent registered public accounting firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2008

							Current value
					Expenses		of asset on
	Number of	Purchase	Number of	Selling	incurred with	Cost of	transaction	Net gain
Identity and description	purchases	price	sales	price	transaction	asset sold	date	(loss)
Single transactions:
Blackrock Temp Fund	1	$6,211,393		—	—	—	6,211,393	—
* Legg Mason Partners Institutional Trust Fund		—	1	$6,211,257	—	6,211,257	6,211,257	—

Series of transactions:
Blackrock Temp Fund	56	6,603,422	173	1,387,466	—	1,387,466	7,990,888	—
* Legg Mason Partners Institutional Trust Fund	28	616,134	26	6,628,342	—	6,628,342	7,244,477	—

*	Party in interest, as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIBUILDER 401(K) PLAN FOR PUERTO RICO

Date: June 24, 2009

	By:	/s/ Paul McKinnon

Paul McKinnon
Global Head of Human Resources

EXHIBIT INDEX

Exhibit No.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm